Exhibit (a)(5)(E)

Nano Dimension

Special Tender Offer for Stratasys Conference Call

May 30, 2023, 9:00 A.M.

CORPORATE PARTICIPANTS

Yoav Stern - Chairman & Chief Executive Officer

Yael Sandler - Chief Financial Officer

Julien Lederman - Vice President, Corporate Development

Nano Dimension

May 30, 2023, 9:00 A.M.

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to Nano Dimension’s Investor Conference Call regarding its special tender offer for Stratasys, NASDAQ-listed SSYS. My name is Anthony, and I’m your operator for today’s event. On the call with us today are Yoav Stern, Chairman and CEO; Yael Sandler, CFO; and Julien Lederman, VP of Corporate Development.

Before we begin, may I remind our listeners that certain information provided on this call may contain forward-looking statements and the safe harbor statement outlined in today’s earnings press release also pertains to statements made on this call. If you have not received a copy of the press release, please view it in the Investor Relations section of the company’s website. A replay of today’s call will also be available on the Investor Relations section of the company’s website.

Yoav will begin the call by going through Nano Dimension’s special tender offer for Stratasys along with comments relating to the Stratasys’ other activities, including pertaining to Desktop Metal. This will be followed by a question-and-answer session, at which time the management team will answer questions.

I would now like to turn the call over to Nano Dimension’s Chairman and CEO, Yoav Stern. Yoav, please go ahead.

Yoav Stern

Thank you very much, sir. Hi, everybody. Thank you very much for participating. We have a very, very full agenda today. So you’ll please excuse me if I’ll be speaking a little bit faster.

Let’s start by defining who am I speaking to today. Of course, I’m speaking to you, but my target audience is very clear. First of all, the Stratasys shareholders; secondly, as usual, Nano Dimension shareholders because those are the two shareholders group that are going to be involved in the combined that we are presenting. And of course, others, market players, analysts, we’ll be happy to answer your questions, and we’re also aiming to you. But mainly Stratasys shareholders.

Before I get into the main subject, I want to have very clear request and thank you very much in advance. We are not going to speak about anything else other than the Stratasys transaction, our proposal to acquire Stratasys, and as it relates to the Stratasys Desktop Metal transaction as it relates to the whole matter. We’re not going to discuss the Toronto groups, whatever games they’re playing, and we’re not going to answer questions regarding that. But hence, I’ll just tell you two points about the other two issues.

First, the business situation. Our business situation is great. Our last two quarters, Q4 2022 and Q1 2023 were the best quarters ever in the company on all growth organic. And our third – our second quarter, which we are into the end of it soon, and we will release the second quarter – the first quarter results as well of. Second quarter is also going according to budget, which means we are growing at more than 35%, 40% more than that organically for the last three quarters of the year. Great.

Nano Dimension

May 30, 2023, 9:00 A.M.

Secondly, whatever the Canadians are doing or not, we are in an agreement with them. Just whatever false information you’re getting about the legality of the Board, them changing the Board, the Board is the Board, it has been before. I have been the Chairman and the management, the management moving forward. We have a Board – we have – sorry, a judge – a court decision wording it. We are continuing as a Board, and we are allowed to complete the Stratasys transaction. So any information sent to you, gentlemen – ladies and gentlemen, the Stratasys shareholders, from Stratasys or from wherever else is in some northern country that it’s illegal. It’s totally legal by a judge. Moreover, the Stratasys shareholders that we’re offering $18 a share is very simple. Their broker is going to get $18 for a share they are holding. If we are not going to add in the loss, they are not going to get the shares. So that’s totally normal. And that is very, very important to understand before we get in the presentation.

Now we get to the presentation. How did we got here? Well, we got here by being the main largest shareholder of Stratasys, and I’m talking as the largest shareholder of Stratasys. Unrelated if we will win the bid to buy Stratasys or not, I’m very much against this very unqualified and doesn’t look smart transaction in any case. Why? Why do we know so much about Desktop Metal? Well, first of all, as I told you, our shareholders, not Stratasys, we have been looking at – Julien, more than 350 companies over the last 2.5 years?

Julien Lederman

At least that.

Yoav Stern

At least 350, out of which at least 50 we were talking with. And guess what? In November '22 and since then, we have been performing a due diligence on Desktop Metal. I’m talking about visiting them and them visiting us. We know very, very much about Desktop Metal. Not sure if we don’t know about them more than our friends at Stratasys. And we have decided in the process to offer them an offer that we thought was demonstrating the fact that the company is in deep trouble and getting close to finishing their cash and not growing too much organically a little bit because they did so many acquisitions without control and then wanted $800 million.

So we said, guys, we out, we dropped this alternative. We refused for the request. That was early January. So we know very well what to expect there. About Stratasys, we thought Stratasys have its own issues. It’s a company that flat top line over the last 10 years, going up to 700, going down to 500, going up to 600. But we thought there’s a lot to do with Stratasys for combined company of Stratasys and Nano Dimension. Very, very exciting, and it’s a much better company than Desktop Metal. I can tell you that.

Still has its issue. So we offered $18 a share. Then we offered $19.5, then we offered $20. They refused for a friendly deal because they claimed three times, including publishing to you, ladies and gentlemen, the shareholders, the $20 a share, for sure the lower numbers, is too low for their valuation. Now the share is $15 or $14. And they’re using the same share that you could get $20 for it and generating 16 – or 17 million –16 million new shares to pay with those shares, $800 million for a company that you’ll see in a second, what is it doing to whoever is putting money there. That is interesting because a Board that says $20 is not enough is using this share at $14 to buy other company that by itself is overvalued. So they’re paying with very expensive share because it’s very low valued, as you said, for a very destructing value asset.

Nano Dimension

May 30, 2023, 9:00 A.M.

Moreover, I want to tell you that I’m not sure you know, ladies and gentlemen, I’m speaking about the shareholders of Stratasys, that your Board committed to pay a breakup fee. Now when you do an acquisition of a public company in the United States, the company that’s being acquired, if it’s public, is committed to open up its shares and itself to new buyers, if you made an agreement with one buyer at a certain price because there’s a commitment by law to offer if somebody else is coming to pay more.

But in cases like this, a seller is putting a breakup fee. So the company is going to pay more, is going to pay more plus a breakup period, which will cover a supposed expenses of breaking the deal. But never or seldom or if at all, the buyer is committed to breakup fee. The buyer here committed himself that if – the buyer is Stratasys, if it will be purchased by somebody else, means us, we will have to pay $32 million to Desktop Metal. Do you understand, shareholders, just what it means? $32 million is $0.50 per share, which means if I offer you $18, I could have paid you $18.5 instead of paying you $18 and then once I complete the transaction, now I have to pay Desktop Metal out of your money. This is what your Board have done. He’s going to force you to reduce your share price by $0.5 because if this is successful, we’ll buy the company, and we’ll be owning $32 million, which should be yours.

So I want to tell you something to summarize this slide. Even if this transaction is not happening between us and Stratasys, we will be against this transaction with Desktop Metal as strong as we can as the major shareholder, and we have been approached by other shareholders of Stratasys, institutions feeling the same way, wanting to join us to oppose this transaction if we don’t buy them.

Next slide. $18 per share for Stratasys delivers immediate and certain all cash value at a premium. When I say certain, again, I’ll repeat, this false data that Stratasys is spreading, including this morning, with there a little bit funny news release,that well, you don’t know if the transaction is not certain. It’s very simple, ladies and gentlemen. You have a car. The car is great or not so great, but you’re selling it. Comes a guy who wants to buy it. He gives you a check. You take the check, you give him the keys. If he comes and says he has money and one day he’ll pay you, you don’t give him the keys, and you may get the money or not. This is the case. You have a share at your broker, you don’t have a risk. If the broker gets $18 per share, you get the share. If not, your share stays yours. So totally disregard what Stratasys was saying about, oh there’s a risk here, there’s a risk there. Not to speak about the fact that you have a judge behind us saying you’re allowed to do it. But put this aside.

The all-cash purchase is, again, deceiving information from Stratasys’ Board, it’s 38% to 40% of outstanding share and it’s a premium, huge premium to where your share was when we started. Your share was $13, $12.80, $13.20. And when we started and offered $18, $19, it went up to $16, $17, now. if I remember right. So you’re getting a great premium that the share hasn’t seen for long, long time. This special tender offer is going to expire, ladies and gentlemen, on June 26 at 11:59 p.m. We will remind you of this, of course, in the next four weeks. So we want you to respond, we want you to participate, and – but you won’t be able to if you are going to be delayed.

Nano Dimension

May 30, 2023, 9:00 A.M.

Closing the tender is certain – is subject to certain condition. Most of the conditions are pretty standard. Some of them are conditions that the Board of Stratasys put, like poison pill. We believe it’s illegal, so we don’t think this will stop us, and we’ll move forward.

What are we offering comparing, to what are you being offered by your Board, Stratasys people?– Stratasys shareholder. It’s really interesting. I must say that I’m quite excited because of what’s happening because actually, the shareholders of Stratasys are having the best of both worlds. On one side, on the left in green, we’re offering an immediate cash at a premium, 39% premium to the 60 days VWAP, the weighted average price as of March 3. March 3 was when we started this process, and we started to offer it to all shareholders. Unfortunately, because of the Board, we can’t offer it to the shareholders, now we have to offer it to 55% of the shareholders. Very nice premium.

On the other side, you are being offered, look at the bottom of the red, 41% dilution. Each percent that is owned by one of you is going to be worth tomorrow 0.59% of the combined company. It’s a poor – it’s a vote of lack of confidence of the Board in its own strategy of developing the company. They are buying almost 50% – diluting almost 50%, 40-something, in a company that’s losing cash all over, and you’ll see it in a second, pay a premium to a much smaller company, even the rent – forget the fact that it’s losing so much money, they’re paying for a company of $200 million revenue, and they are, Stratasys is $650 million, almost 50-50.

So move to the next slide, it describes here what does it really mean when a Board recommends to its shareholder to do a deal like this comparing to sell their shares for $18 to a beautiful return. It’s a lack of conviction in their own plan, it’s a lack of conviction in Stratasys stand-alone. By the way, I think I have a better conviction in what Stratasys can do stand-alone together with Nano, and Nano’s business is around $50 million to $60 million. And fact that we – our money can – we can be breakeven in no time just because we’re investing in electronics is almost a different division of a company. And I’m convinced that Stratasys can do it without this huge dilution. The Board is not convinced.

It’s not a merger of equals. The gross margins, which is probably the most important factor in the financial reports and the financial performance of the company that will lead to profitability, return of investment, earnings per share is gross margin, much more by the way, than revenue. Of course, revenue is important for growth. But without gross margin, look in a second, and I’ll show you about Desktop Metal, a company that grows without gross margin. But Stratasys is 44% gross margin.

By the way, we can make it higher. But it’s 44%, it’s respectable. Desktop Metal minus 3%. So what are we talking about? How do you make money when you have minus 3% gross margin? So Stratasys members, you’re bailing out Desktop Metal. They are running out of cash after destroying over $2 billion of cash shareholder value. And all this came because they were merging with a SPAC. I call them a SPAC refugee. And by the way, there’s about five SPAC refugees in our industry. We spoke with all of them. We’re actually talking – the only ones that we dropped out is Desktop Metal because we thought it’s the typical SPAC refugee that we should not touch because of the numbers – the red ink all over the numbers. But they did 10 acquisitions in one year. I think they did 12 or 13 in a few more quarters, and they never merged them and the company is like a pile of companies.

Nano Dimension

May 30, 2023, 9:00 A.M.

Next slide speaks about the contribution analysis of the merger, what is contributed by Stratasys, and what is contributed by Desktop Metal. And remember, ladies and gentlemen, I’m talking to you as a shareholder of Stratasys. We have invested $170 million to buy shares in cash, and we are holding it loyally for a year now, almost, and we didn’t demand to replace their Board, we didn’t demand to replace their management. We’re loyal shareholders. We never got a phone call from them over the last year. Nobody spoke with us, the largest shareholder, before we started trying to buy them. So Stratasys and Desktop Metal, what is the combination?

Look, revenue in Q1. Let’s look at Q1. I don’t care about the future projections because, as you know, every company gives projections, the future is bright, the past is dead and the present for me is what matters. The present is Q1 2023. So we took Q1 2023 of the combined companies and then multiply it by 4. I know other quarters may be better, but we just took this quarter. We know what they did this quarter.

Look at this. Stratasys’ revenue was $600 million, Desktop was 165, ratio of 78% to 22%. The gross profit, again, multiply by 4, Stratasys is 262, 44%, Desktop Metal is minus $5 million, minus 3%. There’s no ratio here. There’s 0 to 100%. The EBITDA of Q1 multiplied by 4. Desktop Metal is minus $156 million, Stratasys is minus 7. By the way, Stratasys don’t publish their EBITDA, they only publish EBITDA in non-GAAP and adjusted, we had to do some calculation because – to understand what the EBITDA. But we study Stratasys missing $1 million here or there, but it’s a little bit minus, again, not justified, but not like 156.

So then you look at this and say, those companies are merging almost as equal 50-50, 59-49. Even their valuation in the bottom, if you look. Their valuation, the enterprise value is 56 to 44 – and the fully diluted market capitalization is the 59-41. But Mr. Stratasys – Mr. Stratasys, you’re paying for a company that is less than 1/3 of your size, that’s losing hundreds of million dollars a year, projected or at least multiplied this quarter by 4, you are basically mortgaging your future. It’s not your future, you are mortgaging your shareholders’ future.

So we move forward. Stratasys and Desktop Metal, a tale of two companies. Charles Dickens, A Tale of Two Cities. This is worse than A Tale of Two Cities. Look at the blue, these are Stratasys. Now it looks pretty impressive. Fiscal year, look at the left upper quartile, 2021, '22. To remind you, Stratasys started at $750 million, only four or five years ago. They went down to 500. It’s not so great, but it’s a real company, guys. Stratasys is a real company. 500, 600, 650 with certain growth of gross margin. Okay. Look at Desktop Metal beside them. This is mostly from acquisitions. Now you look at graph number two, gross margin. Stratasys, steady, nicely – by the way, too low, and we have a lot to speak about what we would have done and will be doing to improve gross margin because we are focused on profits if we do the acquisition. And look at Desktop Metal, minus 91% gross margin, and lately, in 2022, 7% gross margin. A company like Desktop Metal, which is supposedly innovating start-up, starting should have 60% gross margin. 7%, you’ll never make profit ever, ever, ever.

Item three – graph three, operating cash flow, Stratasys generated operating cash flow up to '21. Unfortunately, and we know why, but we’ll speak about it separately, they lost $75 million in cash – operating cash. Look at Desktop Metal, as they grow the top line to 200, they grow the bottom line to minus 200 almost. Net cash on the balance sheet, look at fiscal year '22 December, Desktop Metal had $77 million on the balance sheet, net of their debt. They have $120 million of convertible debt. Net $77 million. They burned $79 million Q1 2023. They have two quarters to live and Stratasys bailed them out. Why?

Nano Dimension

May 30, 2023, 9:00 A.M.

The tale of two companies continues. Look at the Q1 of 2023. This is real numbers. The revenue is 149. The revenue of Desktop Metal is 41. Gross margin – not that it’s not even 8% or 16%, it’s minus 3% for Desktop Metal. If you combine those things, Stratasys is going down, and it’s going to take Stratasys three years to fix it. Believe me, we spent two months in a negotiations discussion with Desktop Metal. I can from memory describe to you where the numbers are going and how long it will take to fix them. We saw their plan, and it doesn’t look good.

Operating cash flow. Two companies together is almost above minus $50 million of cash flow, and the combined net cash that they have net of debt that Desktop Metal has is above $300 million, $320 million, losing about $50 million a quarter. That’s in four quarters is $200 million, guys. This company will never do any acquisitions and will spend their money trying to run itself to the ground.

And let’s go a little bit back to history to reflect. Weak projections we’ve heard before in Desktop Metal. This is from Desktop Metal presentation to the SPAC when they merged with the SPAC in August 2020. Look at what they projected. In 2022, they projected to be $166 million in revenue and zero profit, which means no loss. Go back please two slides. And you look here, and in 2022, they were not zero. They were minus – look at number three, minus $180 million in cash. They projected to be zero, which means profit or not a loss.

Back to the slide that we were before. This is the people that told you that they’ll be where they will be, and you are now merging with them. Growth that has happened to them mostly from acquisition and loss grew faster than the growth.

Next slide. We’ll also give you a little bit, even though I like Stratasys very much, I like their management, I don’t think their board is doing good for the shareholders. But Stratasys announced in 2015, there’ll be $1 billion, which was announced based on Q4 2014 results. In Q4 2022, they announced they’ll be $1 billion in 2026. And now a month later, after they spoke with Desktop Metal, they will be $1.1 billion in 2025.

Guys, the market has changed. This is not what we were – where we were in 2021, early 2022. The market is moving back into profitability, return on investment. Who do you think cares if you are a $1.1 billion company when you combine with Desktop Metal and losing $200-something million in cash? Do you think the market will care and will give you value to your shares? No. The market now wants us to be together with you and with the management coming from the combined company and merging two companies that are quarter of a mile apart, their headquarters. The amount of money we will cut and take to the bottom line, you are taking instead the transaction with a value-destructing company like DM, spread all over the world from 10, 12 acquisitions. You’ll spend $400 million in the next three, four years just to try to fix it.

Nano Dimension

May 30, 2023, 9:00 A.M.

The next slide is speaking a little bit about what we plan to do. I spoke about it before. I don’t want to get into a lot of details. But on the left side of the slide, you see something interesting. If you look what Stratasys used to be, these guys, the table is the merger of a once upon a time Stratasys and object. Two companies together, 270, almost $300 million with growth of year-over-year of 30%, 35%, with EBITDA of 16% to 25% with gross profit of close to 60% with income – net income. I don’t know if somebody remembers in Stratasys what is net income. Net income of 13% non-GAAP net income higher than that. And since then, guys, this was 2012, Stratasys went from $300 million to seven and within two years sliding back down to where it is today. And guess what? Guess who sits on the Board? on the Board sits people who are managing this company on those times, who did those acquisitions on the Stratasys side. So go think about it. How can they admit to their mistake?

So what are we going to do? Very shortly, guys, five points on the right. In the last five to ten years, Stratasys was focusing on pumping up the top line. We’re going to stop that. We’re going to be focusing on gross margin. The gross margin will never grow the way they are today because they have a service business, which is 1/3 of their business, at 30% gross margin. It doesn’t work. It doesn’t work with the machine business. It doesn’t work with the material business. Something has to change there. And something has to change by the management and especially the Board stopping to think about growing the top line because that’s not what’s important. What’s important is earning more dollars for the shareholders on a per share basis.

We will integrate that our Nano growth engines, and we have growth engines, guys, believe me, as I told you, we grew from five to 45 in a year and a half and now this year, I can’t tell you yet, but we’ll leapfrog forward. Look at our first quarter, if you wish, we released the early results and multiply it by 4, same thing I did for Stratasys. And in our case, it comes to a very high number. But first quarter multiplied by 4 is close to $60 million, and we were $43 million last year.

So you can realize, we have growth engines, additive manufacturing, additive electronics, precision manufacturing, ceramics, metal, polymers, all organically growing for almost for a year. We’ll drive a successful integration and we will leverage the go-to-market of Stratasys with our product, not with our overhead. Our overhead is going to disappear because I’m going to lead it and it’s going to go down to the bottom line in few quarters of the combined company. The immediate strategic focus will be gross margin, EBITDA, and EPS.

Ask me when we are going to be $1 billion or $2 billion revenue company. My answer is, I’ll be able to tell you when we are going to earn dollars per share and when our EBITDA is going to be 12% to 15%. I’m not going to tell you where are we going to be $1 billion because it’s not important. What’s important is how much money is invested in delivering money to the bottom line.

We’re getting close to the end, it’s the last slide, and I’m summarizing. If you look in the green, we are paying – look at the green, yellow on the right side. JPMorgan, which is the banker of Stratasys, and advise them on the transaction with this Deutsche – Desktop Metal, set the target price for the future to be $16 for the future. We are paying today $18, and that’s their adviser. The closest bank to Stratasys, and we’re paying above what they say will be the number in the future. Instead of you getting 41% diluted and waiting for what I described above, which might take, maybe you believe them there will be $1 billion in a year and a half. They said it before. But they didn’t say how much profit you’ll have on $1 billion. Maybe they’ll be $1 billion and lose $250 million. That’s going to affect your shares.

Nano Dimension

May 30, 2023, 9:00 A.M.

And by the way, think about the arbitrage opportunity. If you’re really like their story, why won’t you take $18 per share that we pay you now and reinvest it in Stratasys share, which were going to be $12 or $13, buying more shares with the same cash or buy Nano Dimension shares. We are traded at $2.5 a share, which is $1.50 under our cash value. And if you get $18 and buy four or five or six shares of ours, you will end up owning again half or more of Stratasys because we’re going to own it. So you have a beautiful arbitrage opportunity, the shareholders of Stratasys. And the shareholders of Nano, of course, will be happy because you will join them by buying more shares, which will affect the share price, which will affect them as having new shareholders from Stratasys together with Nano eventually into one company.

So that’s what I had to tell you. And I’m apologizing again, it was a bit long, usually I do a shorter presentation. And we’ll open it up for questions now.

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, your may press star then one on your telephone keypad. If you’re using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time, we will pause momentarily to assemble our roster.

Our first question will come from Rick Smith with Smith Capital. You may go ahead.

Rick Smith

Good morning.

Yoav Stern

Good morning.

Rick Smith

Gentlemen, the shareholder base is much more sophisticated than I think you give credit. We understand the dynamics here and the market just does not believe you. Look at where SSYS is trading, right? And I believe the call started at 9 a.m. I’m not even sure there was more than 0.0 new information here. When does the tender offer expire?

Yoav Stern

26th of June.

Rick Smith

Do you promise?

Yoav Stern

What do you mean I promise?. It’s published and it’s formal. You have documents in the SEC filed.

Yael Sandler

There are some conditions that need to be met. And assuming they will be met by June 26 –

Nano Dimension

May 30, 2023, 9:00 A.M.

Yoav Stern

We close, yes.

Rick Smith

Have a good day.

Yoav Stern

Thanks.

Operator

Our next question will come from Saul Volman with Gary Farm. Please go ahead.

Saul Volman

Hi, good morning. Thank you for your presentation. My question is quite simple. You addressed the $30 million, whether it’s a poison pill or otherwise, you put it in there that you’re okay with it, you’re going to address it, you’re going to do what you need to do about it. I have a different question. Can that be legally waived or challenged in court based on the way it’s structured? It actually looks like it was put in there to combat the Nano Dimension tender?

Yoav Stern

You’re very smart, sir, and the answer is, in our opinion, yes, and we’re going to approach it the way you suggested.

Saul Volman

Thank you.

Operator

Our next question will come from Dan Reich with SAB. You may now go ahead.

Sam Reich

Hi. This is Sam Reich. So I appreciate the immediate value provided to the Stratasys shareholder. However, for those holding Stratasys, who believe in the long-term value creation, why would the ability for the Stratasys long holder to realize long-term value be better with this combination than versus the Desktop Metal combination?

Yoav Stern

I’ll tell you because he will – I propose he will sell the share to me for $18 and immediately turnaround and since Stratasys’ share is going to be close to $18 when we will buy it because the offer is the offer, but then we’ll go down, I believe, because the Stratasys performance are still degraded and not good, buy the share back when it goes down, back after their offer from $18, well, let’s say, you go back to $15, buy it back at $15. You’ve got $18 a share. Now you’re buying more shares at $15, and you believe in the long term, you are part of the long term. We’re just owning 55%. So we are, by far, the largest shareholder. We are the largest shareholder today, but 55%, we are the majority. And in the future, we’ll evolve and hopefully we’ll become a larger shareholder even than 55%, and these guys who believe in Stratasys will grow with us.

Nano Dimension

May 30, 2023, 9:00 A.M.

Sam Reich

All right. Thank you.

Yoav Stern

Thank you.

Operator

Our next question will come from Ryuta Makino with Gabelli Fund. You may now go ahead.

Ryuta Makino

Hello, thanks. Thanks for taking my question. Can you – you haven’t really quantified much. Can you quantify the revenue cost synergy between Nano Dimension, Stratasys? And then maybe can you also talk about your EBITDA and gross margin target by 2025? I know Stratasys is saying with – if they combine with Desktop Metal, they can get a 45% plus gross margin by 2025 and 10% to 12% EBITDA target. Can you exceed that? Is that something you’re planning on doing? Thanks.

Yoav Stern

I’m sorry, sir, something is wrong with your line. Can you just – maybe you increase your voice and repeat it. I’m sorry.

Ryuta Makino

Hello, can you hear me?

Yoav Stern

I can hear you, but just if you can repeat the question.

Ryuta Makino

Yes, I’ll talk up. So I guess – just can you quantify your revenue and cost synergy between Nano Dimension and Stratasys? And then can you also talk about your EBITDA and gross margin target by 2025? I know Stratasys and Desktop Metal, they talked about a 45% plus gross margin target and 10%, 12% EBITDA target by 2025. Are you able to exceed that?

Yoav Stern

I don’t even compare myself to what they projected. I don’t believe a word in their projections. And I’m not now – unfortunately, because Stratasys’ Board did not allow me to buy the whole company and to merge the two companies. The first thing I can do after, if I am successful – we are successful in this tender is I’m owning 55% of Stratasys, and I cannot merge the two companies. There’s no – the synergies cannot be brought to bear until I will end up merging the two companies.

And day one after, I will be the largest shareholder, I will replace the Board with a totally new Board, and I will hopefully convince the other shareholders that the next step will be merging the two companies. And if that happens, then we will deliver dollars to the bottom line into the EBITDA margin.

Nano Dimension

May 30, 2023, 9:00 A.M.

Now in order not to leave you out with a no answer and since we already did the calculation in our – with our bankers, both Lazard and Greenhill, when we intended to buy the whole company of Stratasys, and we offered up to $20, I can tell you that our projections led to the combined company having $170 million of EBITDA. If I remember right, please don’t catch me, it’s not in front of me, if I remember right, the 171 was 2025, and we’ll be half than that in 2024. That’s if we would have done the merger when we offered it in the beginning of the year. But that is assuming 100% merger, which is not happening now. The numbers that will be the real numbers once merger will happen will be published and showed you as per the date of a full merger.

Ryuta Makino

Okay. Just another question, just my final question. So previously, you said you were going to acquire at least 51%. Now you’re saying you’re going to try to take control of 53% to 55%. I guess why is it exactly 53% to 55%. Is there any reasoning or is this just because of the legal reasons?

Yoav Stern

No, no, no. It’s because we – there’s an issue with the shares of the company when you have outstanding shares. And then you have, for instance, shares to employees, which are vesting over time and causing more dilution. And therefore, we didn’t want to take a risk of let’s say, being at 51% and then employees exercising their options and then suddenly we’re going below 50%. So we decided to go to 55%, that covers up even if employees are in a fully diluted basis, and it’s not because of any legal issues.

Ryuta Makino

Okay. Thank you for your answer.

Operator

Our next question will come from Nadi Kidron with – a private investor. You may now go ahead.

Nadi Kidron

Thank you. Thank you for the explanations, which makes things much more clear. I want to understand something on the Desktop Metal side because last week on the call, one of the analysts alluded, it sounded like they needed lifetime support as they may be running out of money by the year-end. On the other hand, they’re claiming that trends are changing and they should be breaking even by Q4. It’s very important to understand where they really are. And if you can shed some light on that, that would be very helpful.

Yoav Stern

Yeah, I’ll be happy to. Let’s go into slide number – which will answer your question, Slide number eight and nine. So here is the story. The CEO of Desktop Metal announced in Q4 of 2022 that he is cutting $100 million expenses from its overhead. Just of this announcement, its share went up 15%. It didn’t matter because it went down 50% a quarter later.

But I was sitting there in December. I saw his plan of how he’s going to get $100 million. I don’t know how he got $100 million the company this size. The company is $200 million in revenue. But he was convinced he’s going to cut it. And meanwhile, he had at a time, close to $150 million in cash. What happened since then? Well, first of all, he didn’t get the $100 million of expenses because his negative cash in Q1 of 2023 is still $37 million, which means is multiplied by 4 is close to $160 million a year negative cash. And his cash on his balance sheet, net of his debt, look at the slide number nine on the right side of the model, $77 million at the rate of $39 million – $37 million negative cash, he has two quarters to live, which is this quarter and next quarter.

Nano Dimension

May 30, 2023, 9:00 A.M.

That’s the reason he was in such an effort to sell his company. Initially to us. We have cash that could fund it and grow in spite of the problematic Desktop Metal. But not for $800 million valuation. If you buy it for $300 million valuation, maybe we can allocate some cash or time of negative cash, fix it. We know how to fix it. We are turnaround executives. But instead, he wanted $800 million. We said no. Now he has a month – a quarter and a half to live on this run rate and Stratasys’ shareholder will bail them out if this deal continues.

Nadi Kidron

Thank you. Thank you very much. That makes sense.

Operator

Our next question will come from Sika Gross with GSM. You may now go ahead.

Sika Gross

Hi. You are offering – thank you very much for the information and for elaborating on the proposed deal. You’re offering the shareholders of Stratasys basically to share their sell to you on a tender offer. And you’re saying that you’re going to oppose the merger with Desktop Material. And I know that there is a penalty in the proposed deal – in the proposed merger that if the shareholders will not follow this, there will be a penalty $50 million on the company.

Now the question is, are we 100% sure that Nano can actually follow through the proposed tender offer if you’ve got the backup of the shareholders? I mean, you mentioned at the beginning that some of the shareholders oppose to this tender offer. And how do we make sure that we’re not getting into a situation where we’re going to oppose to the merger between Stratasys and Desktop Material, on the one hand, we’ll get the penalty of the $50 million. And in the same time, you won’t be able to actually close on the tender offer because of the opposition from your Nano Dimension shareholders.

Yoav Stern

Okay, let me answer you. First, let me make a little bit of an order in what you discussed. First of all, the opposition of Nano Dimension shareholders, I told you, there’s no opposition, there is shareholders that are trying to – the Canadians are trying to liquidate the company. They’ve been rejected by the courts. The courts approved for us to continue with the Stratasys transaction, as I mentioned in the beginning, so they’re out of the question, out of the loop.

Second important subject you brought up is the breakup fee, which is $32 million as much as I know. We will not have to pay the breakup fee if we don’t win the tender. If we win the tender and go over 51% or 55 – 53% to 55%, theoretically, we should have to pay $30 million to Desktop Metal because we will stop the transaction for sure.

Nano Dimension

May 30, 2023, 9:00 A.M.

These $32 million I mentioned earlier in my presentation, could have gone to the shareholders of Stratasys by me paying another $0.5 a share. And instead, I have to pay to Desktop Metal, which will help them survive another quarter, which means until the end of the year. If I have to pay, I’ll pay from my money – not mine, it’s Stratasys’ money and Stratasys’ shareholders money. If I’ll be able to fight it in court, then I won’t pay it. Believe me, people know me, I don’t think this is justified. This Board of Directors of Stratasys basically working against its own shareholders, and I’m going to fight it as being not legal. And if I win, then we’ll save the $32 million for the benefit of Stratasys shareholders. Thank you.

Sika Gross

Thank you very much.

Operator

Our next question will come from Katherine Thompson with Edison. You may now go ahead.

Katherine Thompson

Hi. Good afternoon. I’ve got a question just about one of the conditions of the tender offer. One of the conditions is that Stratasys needs to redeem their rights plan. Could you talk about the process that you’re going through to try to make that happen?

Yoav Stern

Yeah. The rights plan is what’s called – traditionally nicknamed poison pill. So Stratasys’ poison pill was installed by Stratasys as an Israeli company to oppose people like us that are trying to pay to the shareholders, whatever we offer, in this case $18, by basically creating a huge amount of shares floating into the market and not enabling us to pay the $18 and to continue the transaction.

Now, we took an adviser, which is a professor from Colombia, the ex-head of the Israeli SEC, without naming names, the court here knows him very well, again, a professor in Colombia since 2003 and ex-head of the Israel SEC, which was part of the team that wrote the Israeli corporate law that comes – came to court and testified as an expert witness that this poison pill is illegal, illegal by Israeli law. The Board is not allowed without shareholders agreeing to stop shareholders from receiving a potential offer.

This is a decision for the shareholders. So we think – and the court has a conference in two weeks, which we know it’s all prepared. So we believe the court will make a decision that this poison pill is not illegal, that will immediately eliminate it, and we will close the transaction on the 26th of June if enough shareholders of Stratasys will tender shares, 52% in total. We have 15%. So we have to get another 39% to 42% or something like that.

Nano Dimension

May 30, 2023, 9:00 A.M.

Katherine Thompson

Okay. So you said two weeks’ time is the court hearing for that?

Yoav Stern

The court hearing is between two to three weeks and then the closing of the tender is in four weeks.

Katherine Thompson

Okay. Thank you.

Yoav Stern

Thank you very much.

CONCLUSION

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Yoav for any closing remarks.

Yoav Stern

Yes. Thank you very much, sir. First of all, thank you very much for everybody for their patience. This was a bit longer than usual, almost an hour. I hope you will have more questions, as you know, over the last six months. I’m personally responding to questions of shareholders and Nano shareholders. And now I’m telling the Stratasys shareholders, feel free to approach me personally or our CFO. We are devoting a lot of time to speak with shareholders, and we’ll be happy to answer more questions as they come offline. Thank you very much.

Operator

The conference has now concluded. Thank you for attending Nano Dimension’s Special Tender Offer for Stratasys Conference Call. You may now disconnect.

Nano Dimension

May 30, 2023, 9:00 A.M.